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Exhibit 3(iii)

AMENDMENT TO THE BY-LAWS OF ROLLINS, INC.
ADOPTED ON APRIL 24, 2001

     The FOURTH Section of the Revised By-Laws dated July 26, 1988 is hereby deleted in its entirety and replaced with the following:

FOURTH: The property and business of this Corporation shall be managed by a Board of up to nine Directors. The Directors shall be divided into three classes of approximately equal size except that the classes may be unequal as a result of the death, resignation, removal or other vacancy of a member of a class unless a class were to have no members remaining, in which case such class vacancy will be filled as soon as practicable. Subject to the foregoing sentence, there shall be no limitation on the number of Directors that may be designated to a particular class. At each Annual Meeting of Stockholders, the successors to the class of Directors whose term expires at that time shall be elected to hold office for the term of three years to succeed those whose term expires, so that the term of office of one class of Directors shall expire in each year. Each Director shall hold office for the remainder of the term for which he is elected or appointed or until his successor shall be elected and qualified, or until his death or until he shall resign.

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  Exhibit 3(iii)
AMENDMENT TO THE BY-LAWS OF ROLLINS, INC. ADOPTED ON APRIL 24, 2001